Exhibit 99.1

NEWS RELEASE
November 19th, 2012
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

ALMADEN COMPLETES DRILLING FOR MAIDEN RESOURCE,
HITS 18.00 METERS OF 6.6 G/T AUEQ (6.36 G/T AU, 14.0 G/T AG) ON NORTHEAST EXTENSION

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM: TSX; AAU: NYSE MKT) is pleased to announce final drill results to be included in the Company’s maiden resource estimate. With the results today 225 holes accounting for 81,971.03 meters of drilling, all drilled since the discovery was made in 2010, will form the basis of the resource estimate. The exploration drilling program at Ixtaca is on-going. The results reported today demonstrate the continuity of the known mineralisation as well as the presence of high grades locally. Highlights from the holes released today include the following intercepts (a more complete list of intercepts is shown in the table below):

Hole TU-12-196                                           NORTHEAST EXTENSION SECTION 499+30N:
152.41 meters @ 0.46 g/t gold and 12.1 g/t silver (0.7 g/t gold equivalent)
Including                      39.66 meters @ 1.21 g/t gold and 3.8 g/t silver (1.3 g/t gold equivalent)
And                       10.50 meters @ 3.11 g/t gold and 5.1 g/t silver (3.2 g/t gold equivalent)
And                         4.40 meters @ 1.87 g/t gold and 119.9 g/t silver (4.3 g/t gold equivalent)

Hole TU-12-208                                           NORTHEAST EXTENSION SECTION 499+30N:
81.82 meters @ 0.44 g/t gold and 6.0 g/t silver (0.6 g/t gold equivalent)
39.40 meters @ 1.45 g/t gold and 113.8 g/t silver (3.7 g/t gold equivalent)
Including                        6.25 meters @ 8.44 g/t gold and 624.8 g/t silver (20.9 g/t gold equivalent)

Hole TU-12-211                                           MAIN IXTACA ZONE SECTION 10+375E:
156.65 meters @ 0.59 g/t gold and 28.6 g/t silver (1.2 g/t gold equivalent)
Including                      13.80 meters @ 0.97 g/t gold and 82.9 g/t silver (2.6 g/t gold equivalent)

Hole TU-12-212                                           IXTACA NORTH ZONE SECTION 10+525E:
15.00 meters @ 0.59 g/t gold and 40.8 g/t silver (1.4 g/t gold equivalent)
17.05 meters @ 2.27 g/t gold and 30.7 g/t silver (2.9 g/t gold equivalent)

Hole TU-12-214                                           IXTACA NORTH ZONE SECTION 10+925E:
13.40 meters @ 0.45 g/t gold and 215.2 g/t silver (4.8 g/t gold equivalent)
Including                      2.50 meters @ 0.90 g/t gold and 901.9 g/t silver (18.9 g/t gold equivalent)
11.70 meters @ 0.20 g/t gold and 119.0 g/t silver (2.6 g/t gold equivalent)

Hole TU-12-217                                           IXTACA NORTH ZONE SECTION 10+525E:
14.10 meters @ 1.27 g/t gold and 87.1 g/t silver (3.0 g/t gold equivalent)
5.80 meters @ 1.08 g/t gold and 108.9 g/t silver (3.3 g/t gold equivalent)

Hole TU-12-219                                           IXTACA NORTH ZONE SECTION 10+950E:
18.80 meters @ 2.27 g/t gold and 4.4 g/t silver (2.4 g/t gold equivalent)

Hole TU-12-221                                           NORTHEAST EXTENSION SECTION 500+00N:
41.60 meters @ 0.68 g/t gold and 3.6 g/t silver (0.8 g/t gold equivalent)
97.75 meters @ 1.49 g/t gold and 10.1 g/t silver (1.7 g/t gold equivalent)
Including                      18.00 meters @ 6.36 g/t gold and 14.0 g/t silver (6.6 g/t gold equivalent)
And                               10.75 meters @ 8.22 g/t gold and 13.8 g/t silver (8.5 g/t gold equivalent)

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-12-184	90.00	104.00	14.00	0.43	6.2	0.5	27	10925E
TU-12-196	21.34	173.75	152.41	0.46	12.1	0.7	35	49930N
including	21.34	61.00	39.66	1.21	3.8	1.3	64
including	25.00	35.50	10.50	3.11	5.1	3.2	160
including	135.00	139.40	4.40	1.87	119.9	4.3	213
TU-12-196	185.00	189.80	4.80	0.27	32.4	0.9	46
TU-12-196	205.00	240.00	35.00	1.58	11.5	1.8	91
including	216.35	217.35	1.00	49.15	123.5	51.6	2581
TU-12-196	354.25	358.25	4.00	0.35	8.4	0.5	26
TU-12-201	21.34	94.00	72.66	0.34	17.4	0.7	34	49930N
including	21.34	24.50	3.16	1.58	6.6	1.7	85
including	86.00	91.75	5.75	0.16	169.9	3.6	178
including	86.00	87.25	1.25	0.24	618.4	12.6	630
TU-12-201	143.00	155.70	12.70	0.14	39.7	0.9	47
TU-12-201	198.10	203.05	4.95	0.11	9.6	0.3	15
TU-12-201	209.80	245.85	36.05	0.27	15.1	0.6	29
including	209.80	212.30	2.50	2.65	134.9	5.4	268
TU-12-202	26.50	66.50	40.00	0.35	1.4	0.4	19	10375E
including	26.50	38.00	11.50	0.78	0.5	0.8	39
TU-12-202	137.10	172.50	35.40	0.62	12.3	0.9	43
including	139.10	145.10	6.00	2.57	35.4	3.3	164
TU-12-202	249.30	260.80	11.50	0.10	16.7	0.4	22
TU-12-204	27.43	61.00	33.57	0.40	2.0	0.4	22	49930N
TU-12-204	95.00	102.60	7.60	0.17	16.5	0.5	25
TU-12-204	184.70	191.70	7.00	0.07	34.6	0.8	38
TU-12-204	258.35	270.80	12.45	0.13	9.7	0.3	16
TU-12-204	368.90	418.80	49.90	0.24	7.9	0.4	20
including	368.90	375.70	6.80	0.57	14.9	0.9	43
TU-12-204	423.80	428.30	4.50	0.26	4.4	0.4	18
TU-12-207	135.20	161.10	25.90	0.27	11.3	0.5	25	10375E
TU-12-207	171.10	181.00	9.90	0.14	26.4	0.7	33
TU-12-207	210.00	211.70	1.70	1.70	216.7	6.0	302
TU-12-208	24.38	106.20	81.82	0.44	6.0	0.6	28	49930N
including	24.38	36.10	11.72	1.04	7.8	1.2	60
TU-12-208	120.60	160.00	39.40	1.45	113.8	3.7	186
including	128.60	134.85	6.25	8.44	624.8	20.9	1047
including	128.60	131.10	2.50	19.75	1203.8	43.8	2192
TU-12-208	172.00	233.80	61.80	0.24	11.8	0.5	24
including	229.50	232.00	2.50	2.07	30.8	2.7	134
TU-12-210	51.82	109.80	57.98	0.28	5.1	0.4	19	10925E
TU-12-210	120.00	148.00	28.00	0.15	54.3	1.2	62
including	122.00	134.00	12.00	0.22	114.7	2.5	126
TU-12-210	155.50	166.50	11.00	0.07	34.4	0.8	38
TU-12-210	198.50	200.50	2.00	0.12	79.8	1.7	86
TU-12-210	215.50	234.85	19.35	0.18	16.6	0.5	26
TU-12-211	31.20	187.85	156.65	0.59	28.6	1.2	58	10375E
including	70.70	84.50	13.80	0.97	82.9	2.6	131
including	97.80	105.65	7.85	1.07	59.4	2.3	113
including	129.85	142.40	12.55	1.38	53.3	2.4	122
including	172.85	183.85	11.00	0.91	56.7	2.0	102
TU-12-212	43.60	58.60	15.00	0.59	40.8	1.4	70	10525E
TU-12-212	67.70	84.75	17.05	2.27	30.7	2.9	144
including	74.20	76.20	2.00	16.06	97.0	18.0	900
TU-12-212	95.50	103.30	7.80	0.20	10.9	0.4	21
TU-12-212	116.20	124.60	8.40	0.31	64.5	1.6	80

Hole #	From (m)	To (m)	Interval (m)	Au (g/t)	Ag (g/t)	AuEq (g/t)	AgEq (g/t)	SECTION
TU-12-213	5.49	11.00	5.51	0.33	1.3	0.4	18	10950E
TU-12-213	16.00	26.82	10.82	0.32	1.3	0.3	17
TU-12-213	50.50	83.50	33.00	0.56	4.3	0.6	32
including	58.50	77.00	18.50	0.82	5.2	0.9	46
TU-12-213	111.50	146.20	34.70	0.29	5.7	0.4	20
TU-12-214	40.85	106.00	65.15	0.38	2.8	0.4	22	10925E
TU-12-214	181.10	201.70	20.60	0.13	31.3	0.8	38
including	193.25	195.50	2.25	0.13	145.5	3.0	152
TU-12-214	209.50	218.60	9.10	0.09	12.6	0.3	17
TU-12-214	228.50	307.50	79.00	0.20	70.5	1.6	81
including	249.00	277.00	28.00	0.33	126.6	2.9	143
including	261.60	275.00	13.40	0.45	215.2	4.8	238
including	269.50	272.00	2.50	0.90	901.9	18.9	947
including	286.50	298.20	11.70	0.20	119.0	2.6	129
including	293.60	297.60	4.00	0.30	263.0	5.6	278
including	301.50	305.00	3.50	0.29	74.2	1.8	89
TU-12-215	70.30	111.60	41.30	0.54	3.8	0.6	31	50000N
TU-12-215	153.70	166.50	12.80	0.10	7.5	0.2	12
TU-12-215	473.50	491.30	17.80	0.69	36.1	1.4	71
including	476.50	488.30	11.80	0.92	50.3	1.9	96
TU-12-215	509.45	554.15	44.70	0.26	12.4	0.5	26
TU-12-217	43.90	58.00	14.10	1.27	87.1	3.0	151	10525E
including	49.20	49.70	0.50	34.20	2050.0	75.2	3760
TU-12-217	64.00	112.10	48.10	0.08	9.5	0.3	14
including	105.70	107.30	1.60	0.84	43.3	1.7	85
TU-12-217	132.70	161.65	28.95	0.37	33.7	1.0	52
including	142.00	147.80	5.80	1.08	108.9	3.3	163
TU-12-218	39.01	91.00	51.99	0.57	3.5	0.6	32	10925E
including	69.00	80.00	11.00	0.96	2.4	1.0	50
TU-12-219	48.16	105.90	57.74	0.41	8.8	0.6	29	10950E
including	97.20	104.00	6.80	0.62	32.7	1.3	64
TU-12-219	127.90	146.70	18.80	2.27	4.4	2.4	118
including	135.25	135.75	0.50	78.40	14.4	78.7	3934
TU-12-220	6.10	13.50	7.40	0.21	2.2	0.3	13	10950E
TU-12-220	56.00	108.00	52.00	0.52	7.1	0.7	33
including	79.00	89.00	10.00	0.95	7.8	1.1	55
TU-12-220	117.00	252.60	135.60	0.16	38.1	0.9	46
including	183.50	187.60	4.10	0.18	110.8	2.4	120
including	201.25	248.00	46.75	0.22	67.0	1.6	78
including	204.75	207.75	3.00	0.48	151.8	3.5	176
TU-12-220	264.57	276.76	12.19	0.16	26.2	0.7	34
TU-12-221	71.70	113.30	41.60	0.68	3.6	0.8	38	50000N
including	73.20	78.10	4.90	2.62	5.2	2.7	136
TU-12-221	409.50	507.25	97.75	1.49	10.1	1.7	85
including	451.50	469.50	18.00	6.36	14.0	6.6	332
including	451.50	453.50	2.00	7.01	25.7	7.5	376
including	458.75	469.50	10.75	8.22	13.8	8.5	425
TU-12-221	520.25	523.75	3.50	0.16	10.6	0.4	18

J.D. Poliquin, Chairman of Almaden commented, “These new results show the continued expansion of the overall Ixtaca vein system. We are excited to be working towards our maiden resource. Since the discovery in 2010 of the Main Ixtaca Zone we have found the parallel Ixtaca North Zone, the perpendicular Northeast Extension (Chemalaco) Zone and widespread mineralisation in the volcanic units. All of these zones remain open and drilling is on-going to expand the resource beyond the boundaries set for the maiden resource, a snapshot of drilling results to date.”

The Company currently has three drills operating on the Tuligtic project. Almaden plans to continue drilling operations throughout 2012. Below is a plan map, relevant sections and table of significant intervals which will be posted to the Company’s website (www.almadenminerals.com).

About the Ixtaca Property
The 100% owned Ixtaca zone is a blind discovery made by the Company in 2010. The Main Ixtaca and Ixtaca North Zones of veining are thought to have a north-easterly trend. Holes to date suggest that the Main Ixtaca and Ixtaca North Zones are sub vertical with local variations. This interpretation suggests that true widths range from approximately 35% of intersected widths for a -70 degree hole to 94% of intersected widths for a -20 degree hole. The drilling completed to date has traced mineralisation over 1,000 meters along this northeast trend. Based upon observations at surface and of core as drilling progresses, there seems to be a variety of veinlet orientations within the Northeast Extension Zone however overall the zone is currently interpreted to be dipping shallowly to the west and striking roughly north-south.

Mr. Norm Dircks, P.Geo., a qualified person (“QP”) under the meaning of NI 43-101, is the QP and project manager of Almaden’s Ixtaca program and reviewed the technical information in this news release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard analytical techniques. For gold, samples are first analysed by fire assay and atomic absorption spectroscopy (“AAS”). Samples that return values greater than 10 g/t gold using this technique are then re-analysed by fire assay but with a gravimetric finish. Silver is first analysed by Inductively Coupled Plasma - Atomic Emission Spectroscopy (“ICP-AES”). Samples that return values greater than 100 g/t silver by ICP-AES are then re analysed by HF-HNO3-HCLO4 digestion with HCL leach and ICP-AES finish. Of these samples those that return silver values greater than 1,500 g/t are further analysed by fire assay with a gravimetric finish.

Blanks, field duplicates and certified standards were inserted into the sample stream as part of Almaden’s quality assurance and control program which complies with National Instrument 43-101 requirements. Gold equivalent (“AuEq” or “Gold Eq.”) and silver equivalent (“AgEq” or “Silver Eq.”) values were calculated using silver to gold ratios of 50 to 1. The ratio of 50 to 1 was used for the sake of consistency with past news releases. Intervals that returned assays below detection were assigned zero values. Metallurgical recoveries and net smelter returns are assumed to be 100% for these calculations.

About Almaden
Almaden is a well-financed (cash, gold inventory and equity investments totalling approximately $35.6 MM as of July 4, 2012) mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone and the Tuligtic project, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold, silver and copper deposits as evidenced at Ixtaca. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the funding and consequent share dilution that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

On Behalf of the Board of Directors

“Morgan Poliquin”
Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management.. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

618,200 mE
618,400 mE
618,600 mE
618,800 mE
619,000 mE
619,200 mE
619,400 mE
2,177,200 mN
2,177,000 mN
2,176,800 mN
2,176,600 mN
2,176,400 mN
2,176,200 mN
2,176,000 mN
2,175,800 mN
2,175,600 mN
Blue highlighted sections contain holes announced in latest release. Please see sections for assay intervals.
CALEVA ZONE
OPEN
Section 11250E
Section 11200E
Section 11150E
Section 11100E
Section 11050E
Section 11000E
Section 10950E
Section 10925E
Section 10900E
Section 10850E
Section 10800E
Section 10750E
Section 10700E
Section 10650E
Section 10600E
Section 10550E
Section 10525E
Section 10500E
Section 10450E
Section 10400E
Section 10375E
Section 10350E
Section 10300E
Section 10250E
Section 10200E
Section 10150E
Section 10100E
Section 10050E
Section 10000E
Section 50000N
Section 49930N
NORTHEAST EXTENSION
OPEN
OPEN
IXTACA NORTH ZONE
MAIN IXTACA ZONE
OPEN
OPEN
SECTION REFERENCE LINE
SOUTHWEST EXTENSION
Intervals Greater than 0.3 g/t AuEq
0.3 - 0.5
0.5 - 1.0
1.0 - 2.5
2.5 - 5.0
5.0 - 10.0
>10.0
Assay results pending
0
200m
SCALE